Exhibit (a)(3)

April 17, 2002

Due to today’s difficult market conditions, many of our employees hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our board of directors recognizes that CIENA’s option plans may not currently be providing performance incentives for all of its valued employees, the board has considered a number of ways to provide its employees with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce an option exchange program. This program will allow eligible CIENA employees to exchange options that exceed the current market price of our common stock for new options to be issued at a later date. The key aspects of the program are as follows:

•	This is a voluntary program, and it is your decision whether to participate.

•	Any stock option granted to an eligible employee under CIENA’s Third Amended and Restated 1994 Stock Option Plan or 1999 Non-Officer Stock Option Plan, or the Cyras Systems, Inc. 1998 Stock Plan (together, the “Plans”) with an exercise price greater than $12 per share is eligible to participate in the exchange.

•	All current employees who hold options under the Plans are eligible to participate in the exchange, with the exception of:

(i) our employees located outside of the United States who are not on the payroll of either CIENA
            Corporation or CIENA Communications, Inc.,
    (ii)   our board of directors,
    (iii)  our officers who are now, or were previously, required to file reports under Section 16 of the Securities Exchange Act of
            1934, as amended, and
(iv) our independent contractors and other option holders who are not employees.

•	New options will be issued on or about six months and one day after your exchanged options are canceled.

•	The exercise price of the new options will be equal to the closing market price of our common stock on the business day immediately preceding the date we grant the new options.

•	With respect to most options, for every option to purchase two option shares we accept for exchange, we will grant an option to purchase one option share. With respect to options granted after October 16, 2001, for every option to purchase one option share we accept for exchange, we will grant an option to purchase one option share.

•	With respect to most options, the new options will vest on a different schedule – they will begin vesting immediately in equal monthly installments over three years. With respect to options granted after October 16, 2001, the new options will continue to vest on the same schedule as the options they replace (i.e., vesting over four years, with 25% vesting on the first anniversary of the date of grant, and monthly vesting thereafter).

•	Employees will have a limited window of about one month in which to participate in the program. Once the window closes, the program will not be reopened to accommodate late employee participation.

All eligible employees will receive via e-mail today a package that describes the option exchange program. During the week of April 22, 2002, we will hold a series of workshops and conference calls to answer any questions employees may have about the program. You will have until Friday, May 17, 2002, to review the program materials and turn in all necessary paperwork.

Below is a calendar highlighting the key dates in the exchange program:

DATE	ACTION

April 17, 2002	Offer period begins. All eligible options holders receive program materials by e-mail and mail.

Week of April 22, 2002	Workshops and conference calls held on exchange program. Representatives from Human Resources and Stock Administration will be available to present the program and answer questions.

May 17, 2002	Offer period ends. All materials due to Stock Administration.

Week of May 20, 2002	Confirmation letter sent to tendering option holders (via e-mail)

Late November 2002	New options issued at an exercise price equal to the closing price of CIENA’s stock on the business day immediately preceding the date of the new options

Although our board of directors has approved this option exchange program, neither we nor our board of directors makes any recommendation as to whether you should exchange or refrain from exchanging your options. We have not authorized any person to make any recommendation on our behalf as to whether you should participate in the program. You must make your own decision whether to exchange your options.

While I am certain many of you will have questions regarding the exchange program, I encourage you to delay your questions until the workshops and conference calls next week. However, if you have questions that cannot wait until the call, please contact Stock Administration at (410) 981-7377 or via e-mail at options@ciena.com.

Regards,

Gary B. Smith
President and CEO